Exhibit 21

Subsidiaries of The Middleby Corporation

Name of Subsidiary	State/Country of Incorporation/Organization

Blodgett Holdings, Inc.	Delaware

Cloverleaf Properties, Inc.	Vermont

Fab-Asia Inc.	Philippines

Frialator International Limited (UK)	United Kingdom

G.S. Blodgett Corporation	Vermont

G.S. Blodgett International, LTD	Barbados

MagiKitch'n Inc.	Pennsylvania

Middleby China Corporation	Peoples Republic of China

Middleby Espana SL	Spain

Middleby Japan Corporation	Japan

Middleby Marshall, Inc.	Delaware

Middleby Mexico SA de CV	Mexico

Middleby Philippines Corporation	Philippines

Middleby Worldwide, Inc.	Florida

Middleby Worldwide Korea Co., LTD	Korea

Middleby Worldwide Philippines	Philippines

Middleby Worldwide (Taiwan) Co., LTD	Republic of China

Pitco Frialator, Inc.	New Hampshire